Exhibit (a)(1)(Q)

Date: February 20, 2009

To: Certain Employees with 10b5-1 Trading Plans

From: Katherine Stephens

Subject: Option Exchange and 10b5-1 Trading Plans

We’ve spoken with Smith Barney about the interaction between the option exchange and your 10b5-1 plan(s) and I can confirm that you do not need to terminate your trading plan if you plan to participate in Google’s pending exchange offer. (Some of you may have received advice from your broker to the contrary.) On March 9 (assuming that the exchange offer period ends as currently anticipated), any eligible options that you have tendered for exchange will be canceled. Your plan will continue in effect in all other respects, except that your broker will not execute any previously planned trades involving options that have been canceled in the exchange.

You may modify your trading plan to include any new options you receive in the exchange, but only during an open trading window at a time when you have no material nonpublic information. Based on Google’s current earnings release schedule, the trading window is expected to close on February 27th, then re-open from April 20 to May 29 and from July 20 to August 31. Google’s form of trading plan provides that a modification may not go into effect until the later of (i) 60 calendar days from the date of modification and (ii) the second trading day after we announce our financial results for the quarter in which the trading plan is modified.

Please note that due to the additional vesting imposed on the new options you receive in the exchange, the earliest possible date that new options will vest is September 9, 2009, so you have two open trading windows to amend your plans to include the new options issued through the exchange offer. Please email us the details of your modification, along with the confirmation email you receive confirming your participation in the option exchange, and we will work with your broker to implement your modification.

Also, please let us know AS SOON AS POSSIBLE if you have or plan to partially exchange any options, as this requires a little more work to make sure your current plan continues to run as expected (because we have to confirm the pro rata reductions to any partially exchanged options reflected on your selling schedules).

If you have any questions, please contact              or         .